UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2010.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING RESULTS OF TENDER OFFER BY NTT DATA FOR SHARES OF NJK CORPORATION

On February 23, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the conclusion of a tender offer by NTT DATA CORPORATION (“NTT DATA”) for the shares of NJK Corporation. NTT DATA is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 23, 2010

February 23, 2010

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING RESULTS OF TENDER OFFER BY NTT DATA CORPORATION

FOR SHARES OF NJK CORPORATION

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced that on February 22, 2010, it concluded a tender offer for the ordinary shares of NJK Corporation (Code Number: 9748, Second Section of the Tokyo Stock Exchange; “NJK”) commenced as of December 22, 2009 (the “Tender Offer”), which NTT DATA resolved to undertake in a meeting of the board of directors held on December 21, 2009. The results are described in the attached press release by NTT DATA.

As a result of the Tender Offer, NJK will become a newly consolidated subsidiary of NTT and NTT DATA on the settlement commencement date of the Tender Offer (March 1, 2010).

For further inquiries, please contact:

Kazu Yui or Ken Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax : +81-3-5205-5589

[Translation]

February 23, 2010

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, First Section of the Tokyo Stock Exchange)
Contact:	Takashi Kanae, Senior Manager
Investor Relations Office
(Tel: +81-3-5546-9962)

NOTICE REGARDING RESULTS OF TENDER OFFER FOR

SHARES OF NJK CORPORATION

NTT DATA CORPORATION (hereinafter the “Tender Offeror” or the “Company”) resolved, at its Board of Directors’ meeting held on December 21, 2009, to acquire ordinary shares of NJK Corporation (Code Number: 9748, Second Section of the Tokyo Stock Exchange; hereinafter “NJK”) through a tender offer (hereinafter the “Tender Offer”), and the Company commenced the Tender Offer on December 22, 2009. As the Tender Offer concluded on February 22, 2010, the Company hereby announces its results.

As a result of the Tender Offer, NJK will become a consolidated subsidiary of the Company as of the Commencement Date of the Settlement (as defined herein) of the Tender Offer.

1.	Outline of the Tender Offer

(1)	Name and Address of the Tender Offeror

NTT DATA CORPORATION

3-3-3 Toyosu, Koto-ku, Tokyo

(2)	Name of the Target Company

NJK Corporation

(3)	Class of Shares to be Purchased

Ordinary shares

(4)	Number of Shares to be Purchased through the Tender Offer

Type of shares	(1) Expected Number of Shares to be Purchased	(2) Expected Minimum Number of Shares to be Purchased	(3) Expected Maximum Number of Shares to be Purchased
Share Certificates	7,071,000 shares	7,071,000 shares	7,071,000 shares
Share Acquisition Right Certificates	— shares	— shares	— shares
Bond Certificates with Share Acquisition Rights	— shares	— shares	— shares
Trust Beneficiary Certificates for Shares, etc.	— shares	— shares	— shares
Depository Receipts for Shares, etc.	— shares	— shares	— shares
Total	7,071,000 shares	7,071,000 shares	7,071,000 shares

Note 1:	If the total number of tendered shares does not meet the expected minimum number of shares to be purchased (7,071,000 shares), the Company will not purchase any tendered shares. If the total number of tendered shares exceeds the expected maximum number of shares to be purchased (7,071,000 shares), the Company will not purchase all or part of the excess shares, and the Company will conduct a transfer of shares and other settlement procedures concerning the purchase of shares using the method of proportional distribution provided in Article 27-13(5) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the “Act”) and Article 32 of the Cabinet Office Ordinance on the Disclosure of the Tender Offer of Shares by Persons Other than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended; hereinafter the “Ministry Ordinance”).
Note 2:	Shares representing less than one unit are also subject to the Tender Offer. If shareholders exercise their right to have NJK purchase their less than one unit shares pursuant to the Corporation Law, NJK may purchase such shares during the Tender Offer Period (as defined herein) in accordance with the procedures set forth in the relevant laws and regulations.
Note 3:	The Company does not plan to purchase any treasury shares in the Tender Offer.
Note 4:	Although there is a possibility that share acquisition rights are exercised on or before the end of the Tender Offer Period, shares issued or assigned pursuant to such exercise of share acquisition rights are also subject to the Tender Offer.

(5)	Tender Offer Period

(i)	Initial Tender Offer Period at the Time of Filing

Thirty-eight (38) business days starting from Tuesday, December 22, 2009 and ending on Monday, February 22, 2010 (“Tender Offer Period”)

(ii)	Possibility of Extension upon Request of NJK

Not applicable

(6)	Tender Offer Price

400 yen per ordinary share

2.	Results of the Tender Offer

(1)	Outcome of the Tender Offer

As the total number of tendered shares (8,723,353 shares) exceeded the expected maximum number of shares to be purchased (7,071,000 shares), as described in the Public Notice of the Commencement of the Tender Offer and the tender offer registration statement, the Company will not purchase all or part of the excess shares pursuant to Article 27-13(4)(ii) of the Act, and the Company will conduct a transfer of shares and other settlement procedures concerning the purchase of shares using the method of proportional distribution provided in Article 27-13(5) of the Act and Article 32 of the Ministry Ordinance.

(2)	Date and Media in which the Results of the Tender Offer is Announced

Pursuant to the provisions of Article 27-13(1) of the Act, the Tender Offeror publicly announced the results of the Tender Offer to the media at the Tokyo Stock Exchange, Inc. on February 23, 2010, in the manner prescribed by Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Ministry Ordinance.

(3)	Number of Shares Purchased

Type of shares	(1) Number of Shares Tendered	(2) Number of Shares Purchased
Share Certificates	8,723,353 shares	7,071,900 shares
Share Acquisition Right Certificates	— shares	— shares
Bond Certificates with Share Acquisition Rights	— shares	— shares
Trust Beneficiary Certificates for Shares, etc.	— shares	— shares
Depository Receipts for Shares, etc.	— shares	— shares
Total	8,723,353 shares	7,071,900 shares
(Total number of potential shares, etc.)	— shares	— shares

(4)	Change in Shareholding Ratio as a result of the Tender Offer

Number of voting rights represented by the shares held by the Tender Offeror prior to the Tender Offer	— rights	(Shareholding ratio prior to the Tender Offer — %)

Number of voting rights represented by the shares held by specially related parties prior to the Tender Offer	6 rights	(Shareholding ratio prior to the Tender Offer 0.04%)

Number of voting rights represented by the shares held by the Tender Offeror after the Tender Offer	7,071 rights	(Shareholding ratio after the Tender Offer 50.01%)

Number of voting rights represented by the shares held by specially related parties after the Tender Offer	1 rights	(Shareholding ratio after the Tender Offer 0.01%)

Total number of voting rights of all shareholders of NJK	13,720 rights

Note 1:	The “number of voting rights represented by the shares held by specially related parties prior to the Tender Offer” and the “number of voting rights represented by the shares held by specially related parties after the Tender Offer” indicate the total number of voting rights represented by the shares held by each specially related party.
Note 2:	The “shareholding ratio prior to the Tender Offer” is calculated based on the number of voting rights of all shareholders as of September 30, 2009 (13,720 rights), as stated in the 40th Term Third Quarterly Report filed by NJK on February 5, 2010, and such number of voting rights is also indicated as the “total number of voting rights of all shareholders of NJK”.
Note 3:	In calculating the “shareholding ratio after the Tender Offer”, since shares representing less than one unit (excluding treasury shares representing less than one unit held by NJK) and shares of NJK issued or transferred due to the exercise of share acquisition rights of NJK are also subject to the Tender Offer, the total number of voting rights of all shareholders of NJK (14,140 rights) represented by 14,140,861 shares is calculated by adding the maximum number of the NJK shares that may be issued or transferred by exercising 335 share acquisition rights of NJK that were unexercised as of September 30, 2009 (335,000 shares) to 14,700,000 shares which is the total issued shares of NJK as of September 30, 2009 as provided in the above mentioned quarterly report, minus 894,139 treasury shares held by NJK as of the same date.
Note 4:	With respect to the “shareholding ratio prior to the Tender Offer” and “shareholding ratio after the Tender Offer”, any fraction less than a thousandth digit is rounded up or down to the closest hundredth digit.

(5)	Calculation for Purchase Using the Method of Proportional Distribution

As the total number of tendered shares (8,723,353 shares) exceeded the expected maximum number of shares to be purchased (7,071,000 shares), the Company will not purchase all or part of the excess shares pursuant to Article 27-13(4)(ii) of the Act, and the Company will conduct a transfer of shares and other settlement procedures concerning the purchase of shares using the method of proportional distribution provided in Article 27-13(5) of the Act and Article 32 of the Ministry Ordinance (if any tendered shares include shares representing less than one unit (1,000 shares), the maximum number of shares calculated pursuant to the method of proportional distribution will be limited to the number of shares tendered).

As the total number of tendered shares after adding shares representing less than one unit calculated by rounding up or down to the closest whole number under the method of proportional distribution exceeded the expected number of shares to be purchased, one unit (or if there are any less than one unit shares resulting from the calculation under the method of proportional distribution, such less than one unit shares) for each tendering shareholder was reduced starting with the shareholder with the most rounded-up shares as a result of the rounding off calculation procedure, but only to the extent that the number of shares did not fall below the expected number of shares to be purchased. However, as reducing shares of multiple tendering shareholders with the same number of rounded-up shares under the above method would have resulted in falling below the expected number of shares to be purchased, the Tender Offeror determined the tendering shareholders whose tendered shares are to be reduced by lottery, but only to the extent that the number of shares did not fall below the expected number of shares to be purchased.

(6)	Settlement Method

(i)	Name and Address of Principal Office of Financial Instruments Business Operator, Bank, etc. to Settle the Tender Offer

Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

(ii)	Commencement Date of Settlement

March 1, 2010 (Monday) (“Commencement Date of Settlement”)

(iii)	Settlement Method

Promptly after the end of the Tender Offer Period, notices of purchases through the Tender Offer will be sent to the addresses of the tendering shareholders (or to the standing proxies in the case of foreign shareholders), except those tendering shareholders who have tendered their shares through Nomura Joy, the specialized Internet services provided by the tender offer agent. If shareholders tender their shares through Nomura Joy, purchases will be made in the manner provided at the website of Nomura Joy (https://www.nomurajoy.jp/).

The purchase will be settled in cash. The tendering shareholders may receive the sales price of shares tendered in the Tender Offer in the manner that the tendering shareholders designate, such as wire transfer (wire transfer fees may be applicable).

(iv)	Method of Returning Shares

For those shares that must be returned to tendering shareholders, such shares will be returned promptly on and after the Commencement Date of Settlement, by reverting the record relating to such shares back to the condition prevailing immediately before the shares that must be returned were tendered (if the tendered shares are to be transferred to the tendering shareholders’ account with other financial instruments business operators, the tendering shareholder should so designate).

3.	Policies After the Tender Offer and Forecast for the Future

(1)	Policies After the Tender Offer

Policies after the Tender Offer have not changed since the announcement of the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation” on December 21, 2009.

As a result of the Tender Offer, NJK will become a consolidated subsidiary of the Company. Since the Tender Offer was not intended for the purpose of delisting of NJK, NJK intends to maintain the listing of its shares after the completion of the Tender Offer.

After the Tender Offer, the Company will work to promptly establish a “business alliance committee” with NJK in order to realize the anticipated business synergies for both companies, as publicly announced in the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation” as of December 21, 2009.

(2)	Forecast of Effects on Future Business Performance

The effects of the Tender Offer on consolidated and non-consolidated business performance of the Company are currently being reviewed. Should any revision of the forecasts of business performance be required or should any facts arise that require an announcement, the Company will promptly make such announcement pursuant to the timely disclosure rules of the Tokyo Stock Exchange.

4.	Locations Where Copies of the Tender Offer Report Are Made Available for Inspection

NTT DATA CORPORATION	3-3-3 Toyosu, Koto-ku, Tokyo

Tokyo Stock Exchange, Inc.	2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

(Reference) Overview of NJK

(1) Name	NJK Corporation

(2) Address	4-8-2 Nakameguro, Meguro-ku, Tokyo

(3) Title and Name of the Representative	Naoshi Tanimura Representative Director and President

(4) Businesses	Software development business, network equipment and system products sales business, and original package development and sales business

(5) Capital Amount	4,222,000,000 yen (as of December 31, 2009)

(6) Date of Incorporation	November 7, 1973

(7) Major Shareholders and	Kaga Y.K.	13.64%
Their Shareholding Ratio (as of September 30, 2009)	Toshio Tanimura Nippon Life Insurance Company	7.02% 6.09%
	NJK Employee Stock Ownership Committee	5.33%
	Resona Bank, Limited	4.77%
	Naoshi Tanimura	4.18%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.85%
	Hitoshi Tanimura	3.37%
	Wahei Takeda	2.90%
	Mitsubishi UFJ Securities Co., Ltd.	2.69%
Note: The above shareholders and shareholding ratio do not include 894,000 treasury shares owned by NJK.

(8) Relationship between the Tender Offeror and NJK

Capital Relationship	There is no notable capital relationship between the Company and NJK. There is no notable capital relationship between affiliates and affiliated companies of the Company and affiliates and affiliated companies of NJK.

Personal Relationship	There is no notable personal relationship between the Company and NJK. There is no notable personal relationship between affiliates and affiliated companies of the Company and affiliates and affiliated companies of NJK.

Business Transactional Relationship	The Company is consigning software development to NJK.

Applicability as a Related Party	NJK is not a “related party” (kanren tojisha) of the Company. Affiliates and affiliated companies of NJK are not related parties of the Company.

(9) Results of the Business Performance for the Most Recent Business Fiscal Years (consolidated)

Fiscal Year	Fiscal Year Ending March 31, 2008 (38th Term)	Fiscal Year Ending March 31, 2009 (39th Term)
Sales	14,019,151 thousand yen	12,843,521 thousand yen
Gross Profit	3,441,282 thousand yen	3,461,083 thousand yen
Operating Income	829,389 thousand yen	808,458 thousand yen
Recurring Profit	794,156 thousand yen	773,417 thousand yen
Net Income	321,944 thousand yen	687,640 thousand yen
Total Assets	15,327,980 thousand yen	14,837,194 thousand yen
Net Assets	10,100,449 thousand yen	10,472,555 thousand yen
Dividends per Share	12.00 yen	12.00 yen